# Artist with this ‘near perfect’ record Inbox ×

MASTERWORKS
**Anthony DeSimone, Masterworks** <adesimone@masterworks.com>
to me

Sam,

Did you know that Helen Frankenthaler's works have historically appreciated 96% of the time they've returned to auction?

Excluding prints and editions, across three decades of auction history (‘96-’24) collectors saw price growth 96% of the time.

It's a limited sample size of 27, but that kind of ‘near-perfect’ record is incredibly rare in any market.

Learn more about our Frankenthaler here. View offering circular below.

P.S. Did you know that this work has been hidden from public view for nearly 50 years in an important private collection? Its return to market is a major event...

Thanks,

Anthony DeSimone
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Investor Relations
**MASTERWORKS**

www.masterworks.com
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